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                                                                    EXHIBIT 12.1

                    RATIO OF EARNINGS TO FIXED CHARGES

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
                                          Year Ended   Year Ended   Year Ended
                                         December 31, December 31, December 31,
                                             1997         1998         1999
                                         ------------ ------------ ------------
                                                     (in thousands)
Net loss before cumulative effect of
 change in accounting principle........    $(2,479)    $(19,222)     $(28,933)
Add fixed charges......................
Interest costs including amortization
 of debt issuance cost.................      4,946        11,039       15,200
                                           -------     ---------     --------
  Earnings (loss) before fixed
   charges.............................    $ 2,467     $ (8,183)     $(13,733)
                                           =======     =========     ========
Fixed charges:
Interest expense including amortization
 of debt issuance costs................      4,946        11,039       15,200
Capitalized interest...................      6,616         5,979        2,017
                                           -------     ---------     --------
  Total fixed charges..................    $11,562        17,018       17,217
                                           =======     =========     ========
Ratio of earnings to fixed charges.....        --            --           --
                                           =======     =========     ========
Deficiency of earnings to cover fixed
 charges...............................    $ 9,095     $  25,201     $ 30,950
                                           =======     =========     ========
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